CALVERT LARGE CAP VALUE FUND
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 1, 2008

ASSETS
Cash	$100,000

Total assets	100,000

LIABILITIES
Accrued expenses and other liabilities	0

Total liabilities	0
NET ASSETS	$100,000

NET ASSETS CONSIST OF:
Paid-in capital applicable to the following shares of beneficial interest, unlimited number of no par value shares authorized:
Class A: 9,800 shares outstanding	$98,000
Class C: 100 shares outstanding	1,000
Class Y: 100 shares outstanding	1,000

NET ASSETS	$100,000

NET ASSET VALUE PER SHARE
Class A: (based on net assets of $98,000)	$10.00
Class C: (based on net assets of $1,000)	$10.00
Class Y: (based on net assets of $1,000)	$10.00

CALVERT LARGE CAP VALUE FUND
NOTES TO STATEMENT OF ASSETS AND LIABILITIES

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

General: The Calvert Large Cap Value Fund (the "Fund"), the sole series of Calvert SAGE Fund, is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Fund was organized as a Maryland business trust on June 9, 2008. It has had no operations since that date, except for matters relating to the Fund's organization and registration under the Investment Company Act of 1940 and the Securities Act of 1933 and the sale of 10,000 shares ("initial shares") of the Fund to Calvert Asset Management Company, Inc. The Fund has three separate classes of shares: Class A, Class C, and Class Y.

The Advisor is assuming all organization costs of the Fund.

NOTE B -- RELATED PARTY TRANSACTIONS

The Fund has entered into an Investment Advisory Agreement with Calvert Asset Management Company, Inc. Calvert Asset Management Company, Inc. (the "Advisor") is wholly-owned by Calvert Group, Ltd., which is indirectly wholly-owned by UNIFI Mutual Holding Company. The Advisor provides investment advisory services and pays the salaries and fees of officers and Trustees of the Fund who are employees of the Advisor or its affiliates. For its services, the Advisor receives an annual fee, payable monthly, of 0.65% of the Fund's average daily net assets.

The Advisor has contractually agreed to limit net annual fund operating expenses through January 31, 2010. The contractual expense cap is 1.23% for Class A, 2.35% for Class C, and 0.98% for Class Y. For the purposes of this expense limit, operating expenses do not include interest expense, brokerage commissions, taxes, and extraordinary expenses. To the extent any expense offset credits are earned, the Advisor's obligation under the contractual limitation may be reduced and the Advisor may benefit from the expense offset arrangement.

The Fund has entered into an Administrative Services Agreement with Calvert Administrative Services Company. Calvert Administrative Services Company ("CASC"), an affiliate of the Advisor, provides administrative services to the Fund for an annual fee, payable monthly, of 0.20% for Class A, Class C, and Class Y shares, based on their average daily net assets.

The Fund has entered into a Distribution Agreement and Distribution Plan with Calvert Distributors, Inc. Calvert Distributors, Inc. ("CDI"), an affiliate of the Advisor, is the distributor and principal underwriter for the Fund. Distribution Plans, adopted by Class A and Class C shares, allow the Fund to pay the Distributor for expenses and services associated with the distribution of shares. The expenses paid may not exceed 0.50% and 1.00% annually of the Fund's average daily net assets of Class A and Class C, respectively. The amount actually paid by the Fund is an annualized fee, payable monthly of 0.25% and 1.00% of the Fund's average daily net assets of Class A and Class C, respectively. Class Y shares do not have Distribution Plan expenses.

The Fund has entered into a Shareholder Servicing Agreement with Calvert Shareholder Services, Inc. Calvert Shareholder Services, Inc. ("CSSI"), an affiliate of the Advisor, is the shareholder servicing agent for the Fund. Boston Financial Data Services, Inc. is the transfer and dividend disbursing agent.